Exhibit 99.4

POGO PRODUCING COMPANY

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold and Royalty Interests

(SEC Case)

As of

December 31, 2006

RYDER SCOTT COMPANY			FAX (713) 651-0849
PETROLEUM CONSULTANTS
1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191

February 5, 2007

Pogo Producing Company
Post Office Box 2504
Houston, Texas  77252-2504

Gentlemen:

At your request, we have reviewed the estimates prepared by the engineering staff of Latigo Petroleum Inc. (a wholly owned subsidiary of Pogo Producing Company) of net proved hydrocarbon reserves attributable to the interests of Latigo in certain properties, as of December 31, 2006.  In our opinion on an aggregate basis, the proved reserves information associated with the properties comply with the definitions and disclosure guidelines of the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 Sec.(a) as clarified by the Commission’s Staff Accounting Bulletin No. 40 and the Statement of Financial Accounting Standards No. 69.

Estimated Net Reserves Cash Flow

The net proved reserves attributable to the properties we reviewed account for 80 percent of Latigo’s total net proved hydrocarbon reserves, on a gas equivalent basis, as prepared by Latigo as of December 31, 2006.  Latigo’s estimate of net reserves attributable to Latigo’s interest in the properties that we reviewed and the reserves of properties that we did not review are summarized as follows:

SEC CASE
Estimated Net Remaining Reserves
Attributable to the Interests of
Latigo Petroleum Inc.
As of December 31, 2006

	Oil, Condensate		Gas
	and NGLs	Gas	Equivalents
Proved Developed	(MBbls)	(MMCF)	(MMCFE)
Producing
Reviewed	10,158.6	48,099.6	109,051.2
Not Reviewed	1,566.0	21,453.5	30,849.5
Total PDP	11,724.6	69,553.1	139,900.7

Non-Producing
Reviewed	639.8	9,679.2	13,518.0
Not Reviewed	138.0	2,743.7	3,571.7
Total PDNP	777.8	12,422.9	17,089.7

Proved Undeveloped
Reviewed	14,790.3	50,377.0	139,118.8
Not Reviewed	1,445.7	21,269.9	29,944.1
Total PUD	16,236.0	71,646.9	169,062.9

TOTAL PROVED
Reviewed	25,588.7	108,155.8	261,688.0
Not Reviewed	3,149.7	45,467.1	64,365.3
Total	28,738.4	153,622.9	326,053.3

1 bbl liquid = 6 MCF gas equivalents

1200, 530 - 8TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3S8	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels (MBBL).  Gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The estimated quantities of reserves in this report are related to hydrocarbon prices.  Latigo has assured us that December 31, 2006 hydrocarbon prices were used in the preparation of their projections as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2006 prices.  Therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report.

Review Procedure and Opinion

In our opinion, Latigo’s estimates of future reserves for the wells and locations reviewed by Ryder Scott were prepared in accordance with generally accepted procedures for the estimation of future reserves.  In aggregate, Ryder Scott’s estimates were in reasonable agreement on a net equivalent barrel basis (at 6 MCF per barrel) with the estimates prepared by Latigo’s staff.

Certain technical personnel of Latigo are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties.  These personnel assembled the necessary data and maintained the data and work papers in an orderly manner.  Ryder Scott consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.

In performing our review, we relied upon data furnished by Latigo with respect to property interests owned, production and well tests from examined wells, geological maps, well logs, core analyses, and pressure measurements.  Latigo has assured us that, to the best of their knowledge they have supplied us with all material data for the properties.  These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved.  Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

Reserve Estimates

In general, the reserves for the wells and locations reviewed by Ryder Scott were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.

The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive.  Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.

The reserves presented herein are estimates only and should not be construed as being exact quantities.  Moreover, estimates of reserves may increase or decrease as a result of future operations.

The definitions of proved reserves are included as an attachment to this report.

General

In general, the estimates of reserves for the wells and locations reviewed by Ryder Scott are based on data available through December 2006.

Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed by Ryder Scott.

Neither we nor any of our employees have any interest in the subject properties or own any Latigo stock and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

This report was prepared for the exclusive use of Latigo Petroleum Inc. and may not be put to other use without our prior written consent for such use.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

/s/ Brad A. Gouge
Brad A. Gouge, P.E.
Petroleum Engineer
BAG/pl

Reviewed by:

/s/ Fred W. Zieche
Fred W. Ziehe, P.E.
Managing Senior Vice President